November 8, 2010

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0213

Attention: Julie Sherman, Division of Corporation Finance

Re:	Linear Technology Corporation
Form 10-K for the year ended June 27, 2010
Filed August 19, 2010
File No. 000-14864

Ladies and Gentlemen:

On behalf of Linear Technology Corporation (the “Company”), I submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated October 28, 2010 relating to the Company’s Form 10-K for the year ended June 27, 2010.

In this letter, I have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

Form 10-K for the year ended June 27, 2010

General

1.	In future filings please include management’s signatures as part of the Form 10-K rather than as an exhibit to the document.

Response:

Commencing with the filing of the Company’s Form 10-K for its year ending July 3, 2011, the Company will include management’s signatures as part of the Form 10-K rather than as an exhibit to the document.

Item 9A. Controls and Procedures, page 53

2.
We note in the first paragraph of this section where you state that managements has, “evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual report.” However, in the second paragraph of this section, you state that management has, “evaluated….the effectiveness of the Company’s disclosure controls and procedures for the quarter ended June 27, 2010.” Please tell us and revise your future filings to clearly disclose management’s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of the Regulation S-K and Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm..

Response:

The Company advises the Staff that, the Company’s management evaluated, with the participation of its Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as of June 27, 2010, the end of the period covered by the report. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information it is required to disclose in reports that it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, and that such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.  The Company further advises that Staff that it will clarify this disclosure in the Company’s future filings on Form 10-Q and Form 10-K.

**************

As per your instructions in the letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (408) 432-1900 with any questions or comments regarding this letter.  In addition, we respectfully request that the Staff provide a facsimile of any additional comments the Staff may have to the undersigned’s attention at (408) 434-0507, as well as to Herbert P. Fockler of Wilson Sonsini Goodrich & Rosati, our external legal counsel, at (650) 493-6811.  Thank you for your consideration.

Sincerely,

Linear Technology Corporation

/s/ Paul Coghlan
Vice President, Finance & CFO

cc:           Jeff Jaramillo
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Herbert P. Fockler, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Rick Fezell, Partner
Ernst & Young LLP